SICHENZIA ROSS FRIEDMAN FERENCE LLP
                     1065 Avenue of the Americas, 21st Flr.
                               New York, NY 10018

                            Telephone: (212) 930-9700
                            Facsimile: (212) 930-9725

                                                                January 12, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Peggy Fisher, Esq.
      Jay Mumford, Esq.
      Ms. Tara Harkins
      Ms. Michele Gohlke

            Re:   Thomas Equipment, Inc.
                  Registration Statement on Form S-1
                  Amendment No. 6
                  File No. 333-124217

Ladies and Gentlemen:

            We are counsel to Thomas Equipment, Inc., a Delaware corporation (the "Company"), which has today filed Amendment No. 6 to its Registration Statement on Form S-1, Registration No. 333-124217 (as amended, the "Registration Statement"). This letter responds to your letter dated January 11, 2006, relating to comments of the Staff in connection with the above-referenced submission.

            The responses to the Staff's comments attached hereto are numbered to relate to the corresponding comments in your letter. Where applicable, the revised pages or sections of the Registration Statement have been referenced. Unless otherwise indicated, all page references contained herein are to the pages of the Registration Statement. For your convenience, four copies of the Registration Statement, marked against the initial filing of the Registration Statement, have been forwarded to the Staff.

            We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

                                                   Very truly yours,


                                                   /s/ Thomas A. Rose

cc: David Marks,
    Chairman

Thomas Equipment, Inc.

Amendment # 6 to Registration Statement on Form S-1

File No. 333-124217

Responses to SEC Comment Letter dated January 11, 2006


Risk Factors, page 11

1. Please include a risk factor discussing potential damages from your default under your agreements with Roynat Capital.

      Response:

      A risk factor has been added on page 16.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Contractual Obligations, page 47

2. Please revise your tabular presentation of your contractual obligations to also include your contractual obligations at June 30, 2005. Refer to Item 303(A)(5) of Regulation S-K

      Response:

      The table has been amended to include the June 30, 2005 information.

Security Ownership of Certain Beneficial Owners and Management, page 62

3. Reconcile the amounts represented in the table for 4237901 Canada Inc., and Clifford Rhee, and in footnote (2)

      Response:

      The shares attributed to 4237901 Canada Inc. in the table were incorrect. We have revised the shares in the table and the footnote to reconcile.

4.    Explain why 4237901 Canada's percentage amounts drop from 13.5% to 6%.

      Response:

      The percentages have been recalculated, including the ownership percentages based on the changes from comment 3 and the percentage now decreases from 9% to 8.5%.

5. Reconcile the fact that "Frank Crivello, SEP IRA" is identified as a beneficial owner of 2,010,000 shares (9.5%) in the selling shareholder table but is not listed here other than in footnote 4, or revise the disclosure so that it is consistent.

      Response:

      We have added Frank Crivello to the principal stockholder table and cross-referenced his holdings to footnote 4.

Interim Condensed Consolidated Financial Statements of Thomas Equipment. Inc..
F-2
Notes to Condensed Consolidated Financial Statements, page F-7
Note 5. Net Income or Loss per Share, page F-11

6. Please revise to include a reconciliation of the numerator and denominator used in your basic and diluted earnings per share calculation for income from continuing operations for the three months ended September 30, 2005 (successor) and 2004 (predecessor). Refer to paragraph 40 of SFAS 128.

      Response:

      The reconciliation has been added for the three months ended September 30, 2005 (successor). For the comparative period, the predecessor had a net loss and, accordingly, basic and diluted loss per share are the same.

Annual Consolidated Financial Statements of Thomas Equipment page F-22 -Report of Independent Registered Public Accounting Firm, page F-23

7. Please have your accountants modify their report to add an explanatory paragraph which discusses the restatement of the financial statements as of and for the nine months ended June 30, 2005 and to include a reference to the note which describes the restatement.

      Response:

      The report has been modified to refer to the restatement.

Notes to Consolidated Financial Statements, page F-33
Note 3. Acquisitions, page F-35
- Acquisition of Pneutech page F-37

8. We note that you adjusted the purchase price for Pneutech, Inc. during the three months ended June 30, 2005 related to a change in the fair value assigned to the warrants issued to Pneutech's former shareholders. Please revise to disclose the amount of the subsequent adjustments made to the initial allocation of the purchase price or disclose that these adjustments were not material. Refer to paragraph 51(h) of SFAS 141.

      Response:

      The disclosure has been modified to indicate that the amount of the adjustment was not material.

Note 20. Segment Information, page F-62

9. Please revise your note here and on page F-18 to explain to the reader what is included in operating results for corporate and why these items are not allocated to each reportable segment. Refer to paragraphs 31 and 32 of SFAS 131.

      Response:

      A footnote has been added in both places (F-18 and F-62) to indicate that "Corporate expenses primarily include certain stock-based compensation to our founders and derivative financial instrument expense, which we do not internally allocate to our segments because they are related to our common stock and are non-cash in nature."

Note 25. Income Taxes, page F-69

10. Revise to briefly describe the permanent non-deductible items that decreased your statutory rate of 22.1% by 26.7% during the nine months ended June 30, 2005.

      Response:

      A description of the primary permanent non-deductible items has been added.

Pro Form Combined Condensed Statement of Operations, page F-103
Introductory Paragraph

11. Please revise your introductory paragraph to state that the pro forma statement of operations for the nine months ended June 30, 2005 gives effect to the subsequent amendment entered into on October 28, 2005 with Laurus and include a discussion of how you have reflected such amendment.

      Response:

      A sentence has been added to the end of the sixth paragraph on page F-103 and a section on "Amendment to loan agreements" has been added at the end of the introduction, on page F-105.

Notes to Combined Condensed Statement of Operations, page F-108
Note 2. Pro Forma Adjustments -Year Ended June 30.2005, page F-108

12. Reference is made to adjustment (h). Please revise the footnote to pro forma adjustment (h) to include the reason why you are reversing the effect of the derivative expense from your pro forma statement of operations for the nine months ended June 30, 2005.

      Response:

      Adjustment (h), including the description, has been modified.

Form 10-K for the Fiscal Year Ended June 30,2005 (as amended)

13. Prior to the effectiveness of Registration Statement, please amend your Form 10- K to incorporate the responses to our comments from this letter, as applicable.

      Response:

      An amended Form 10-K will be filed prior to effectiveness.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 (as amended), December 31, 2004 (as amended) and September 30, 2005

14. Prior to the effectiveness of your Form S-l, please amend your Forms 10-QSB to incorporate the responses to our comments from this letter, as applicable.

      Response:

      Amended Forms 10-QSB for the quarters ended December 31, 2004 and March 31, 2005 and an amended Form 10-Q for the quarter ended September 30, 2005 will be filed prior to effectiveness.